Energytec, Inc.





                                 January 2, 2003


SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C.  20549-0304

      Re:   Energytec, Inc.
            SEC File No. 000-50072
            CIK No. 0001202963
            Withdrawal of Form 10-SB

Ladies and Gentlemen:

     This will serve as our request that the above-referenced registration statement on Form 10-SB of Energytec, Inc., originally filed on November 6, 2002, be withdrawn effective January 3, 2003, before the registration becomes effective.

     If you have any questions regarding this matter, please contact our counsel, Mark E. Lehman, at (801) 532-2666.

                                    Sincerely,


                                    /s/ Frank W Cole
                                    President












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